May 16, 2023
Vancouver, British Columbia

Wheaton Precious Metals Announces the Acquisition of a
Gold Stream from Lumina Gold's Cangrejos Project

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that its wholly-owned subsidiary, Wheaton Precious Metals International Ltd. ("Wheaton International") has entered into a definitive Precious Metal Purchase Agreement (the "Gold Stream") with Lumina Gold Corp. ("Lumina") (TSXV: LUM) in respect to its 100% owned Cangrejos gold-copper project located in El Oro Province, Ecuador (the "Project" or "Cangrejos"). Cangrejos is forecast to be a high-margin mine in the lowest half of the cost curve with a 26-year mine life[1].

"The Cangrejos Project is an excellent addition to Wheaton's existing portfolio of high-quality, low-cost assets as it should provide accretive, long-term growth as well as significant exploration potential," said Randy Smallwood, Wheaton's President and Chief Executive Officer. "We welcome the opportunity to work with the team at Lumina who have done an outstanding job at working to de-risk the Project and advancing it towards construction. As with any transaction Wheaton enters into, responsible and sustainable mining practices are paramount, and Wheaton looks forward to supporting Lumina both financially as they construct Cangrejos and with their ongoing comprehensive community engagement efforts."

Transaction Details
(All values in US$ unless otherwise noted)

- **Upfront Consideration:** Wheaton International will pay Lumina total upfront cash consideration of $300 million (the "Deposit"), $48 million of which is available pre-construction (the "Early Deposit"). The payment schedule for the Early Deposit and Deposit are as follows:
  - The Early Deposit of $48 million is comprised of four components: 1) $12 million on closing; 2) $10 million 6 months after close; 3) $15 million 12 months after close; and 4) an $11 million tranche that can be drawn upon for committed acquisition of surface rights.
  - The remaining $252 million will be payable in staged equal installments during construction, subject to various customary conditions being satisfied.

- **Streamed Metal:** Under the Gold Stream, Wheaton International will purchase 6.6% of the payable gold from the Project until 700,000 ounces ("oz") of gold has been delivered, at which point the stream will be reduced to 4.4% of the payable gold production for the life of the mine.

- **Production Profile[1]:** Attributable production is forecast to average over 24,000 oz of gold per year for the first ten years of production and over 24,500 oz of gold per year for the life of mine.

- **Production Payments:** Wheaton International will make ongoing payments for the gold ounces delivered equal to 18% of the spot price of gold ("Production Payment") until the uncredited deposit is reduced to nil and 22.0% of the spot price of gold thereafter.

- **Incremental Reserves and Resources[2]:** The addition of Cangrejos will increase Wheaton's total estimated Proven and Probable gold reserves by 0.76 million ounces

("Moz"), Measured and Indicated gold resources by 0.25 Moz, and Inferred gold resources by 0.16 Moz. In addition, Wheaton believes there is strong exploration potential within the Cangrejos property.

- **Other Considerations:**
  - o The Gold Stream will include a customary completion test.
  - o As part of the transaction, Wheaton has obtained a right of first refusal on any future gold and silver streams.
  - o In the event of a change of control, Lumina may purchase one-third of the Gold Stream from Wheaton until the earlier of January 1, 2030, and the date that is 12 months after first production.
  - o Lumina and certain of its subsidiaries will provide Wheaton International with corporate guarantees and certain other security over their assets.

Financing the Transactions
As at March 31, 2023, the Company had approximately $800 million of cash on hand, which we believe when combined with the liquidity provided by the available credit under the $2 billion revolving term loan and ongoing operating cash flows, positions the Company well to fund the acquisition of the Gold Stream as well as all outstanding commitments and known contingencies and provides flexibility to acquire additional accretive mineral stream interests.

Sustainability Considerations for the Cangrejos Project
Based on work done by Lumina, several of the Project's innate characteristics and design elements have been identified that serve to potentially minimize its environmental impacts:
- Since 2014, Lumina has been engaging with communities and is committed to involve affected communities and stakeholders through ongoing participation and consultation. The project will seek opportunities to create enduring economic benefits for societal groups and communities that are directly affected by operations.
- The majority of electrical power is anticipated to come from renewable hydroelectric sources.
- Proximity to port is expected to minimize transportation-based greenhouse gas emission impacts.
- The dry stack tailings filtration plant is projected to recycle a substantial portion of tailings water for reuse in the processing plant.
- No acid rock drainage conditions are expected to be present in either the waste rock storage facility or the dry stack tailings facility.
- Aerial ore conveyor is predicted to minimize land clearance.
- The Project is proposed to include progressive reclamation and revegetation of tailings and waste rock facilities.
- Reforestation of previously impacted concession lands outside of mining facilities is anticipated to serve as offsets of disturbed areas.

About Lumina Gold Corp. and the Cangrejos Project
Lumina Gold Corp. is a Vancouver, Canada based precious and base metals exploration and development company focused on the Cangrejos Gold-Copper Project located in El Oro Province, southwest Ecuador. The Company has completed a Preliminary Feasibility Study for Cangrejos (2023), which is the largest primary gold deposit in Ecuador. Lumina has an experienced management team with a successful track record of advancing and monetizing exploration projects.

Attributable Gold Mineral Reserves and Mineral Resources – Cangrejos Project

Category	Tonnage Mt	Grade Au g/t	Contained Au Moz
Proven	--	--	--
Probable	43.5	0.55	0.76
P&P	43.5	0.55	0.76
Measured	--	--	--
Indicated	20.6	0.38	0.25
M&I	20.6	0.38	0.25
Inferred	13.0	0.39	0.16

Notes on Mineral Reserves & Mineral Resources:
1. All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects ("NI 43-101").
2. Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes ("Mt"), grams per metric tonne ("g/t") and millions of ounces ("Moz").
3. Qualified persons ("QPs"), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:
    a. Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
    b. Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering),
    both employees of the Company (the "Company's QPs").
4. The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. Lumina report Mineral Resources inclusive of Mineral Reserves. The Company's QPs have made the exclusive Mineral Resource estimates for the mine based on average mine recoveries and dilution.
5. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.
6. Cangrejos Project Mineral Reserves are reported as of March 30, 2023 and Mineral Resources as of January 30, 2023.
7. Cangrejos Project Mineral Reserves are reported above declining NSR cut-offs of between $23.00 and $7.76 per tonne assuming $1,500 per ounce gold, $3.00 per pound copper and $18.00 per ounce silver.
8. Cangrejos Project Mineral Resources are reported above a 0.25 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold, $3.50 per pound copper and $11.00 per pound molybdenum and $21.00 per ounce silver.
9. The Cangrejos PMPA provides that Lumina will deliver gold equal to 6.6% of the payable gold production until 700,000 ounces of gold are delivered and 4.4% thereafter for the life of the mine. Attributable gold reserves and resources have been calculated on the 6.6% / 4.4% basis.

Neil Burns, P.Geo., Vice President, Technical Services for Wheaton Precious Metals and Ryan Ulansky, P.Eng., Vice President, Engineering, are a "qualified person" as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release (specifically Mr. Burns has reviewed mineral resource estimates and Mr. Ulansky has reviewed the mineral reserve estimates).

For further information, please contact:

Patrick Drouin or Emma Murray
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com

Website: www.wheatonpm.com

1) Please see "Cautionary Note Regarding Forward Looking-Statements" at the end of this news release for material risks, assumptions, and important disclosure associated with this information. Production forecasts contain forward looking information and readers are cautioned that actual outcomes may vary. Based on report entitled "National Instrument (NI) 43-101 Technical Report: Pre-Feasibility Study for the Cangrejos Project, Ecuador" with an effective date of April 7, 2023. S&P data set for 2029 projected global gold cost curves.
2) Please refer to the Attributable Mineral Reserves & Mineral Resources table in this news release for full disclosure of reserves and resources associated with Cangrejos including accompanying footnotes.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's PMPA counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to payment by Wheaton International of $300 million to Lumina and the satisfaction of each party's obligations in accordance with the Gold Stream, the receipt by Wheaton of gold production in respect of the Project, the future price of commodities, the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations, the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton's PMPA counterparties at mineral stream interests owned by Wheaton (the "Mining Operations"), the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party's obligations in accordance with PMPAs and royalty arrangements and the receipt by the Company of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements, the ability of Wheaton's PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton's PMPA counterparties) and the potential impacts of such on Wheaton, future payments by the Company in accordance with PMPAs, the costs of future production, the estimation of produced but not yet delivered ounces, the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks, future sales of common shares under the ATM program, continued listing of the Company's common shares, any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, including any acceleration of payments, projected increases to Wheaton's production and cash flow profile, projected changes to Wheaton's production mix, the ability of Wheaton's PMPA counterparties to comply with the terms of any other obligations under agreements with the Company, the ability to sell precious metals and cobalt production, confidence in the Company's business structure, the Company's assessment of taxes payable and the impact of the CRA Settlement, possible domestic audits for taxation years subsequent to 2016 and international audits, the Company's assessment of the impact of any tax reassessments, the Company's intention to file future tax returns in a manner consistent with the CRA Settlement, the Company's climate change and environmental commitments, and assessments of the impact and resolution of various legal and tax matters, including but not limited to audits. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks relating to the satisfaction of each party's obligations in accordance with the terms of the Gold Stream, risks associated with fluctuations in the price of commodities (including Wheaton's ability to sell its precious metals or cobalt production at acceptable prices or at all), risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), the absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the Mining Operations, uncertainty in the estimation of production from Mining Operations, uncertainty in the accuracy of mineral reserve and mineral resource estimation, risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic), the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, the estimation of future production from Mining Operations, Wheaton's interpretation of, compliance with or application of, tax laws and regulations or accounting policies and rules being found to be incorrect, any challenge or reassessment by the CRA of the Company's tax filings being successful and the potential negative impact to the Company's previous and future tax filings, assessing the impact of the CRA Settlement (including whether there will be any material change in the Company's facts or change in law or jurisprudence), potential implementation of a 15% global minimum tax, counterparty credit and liquidity, mine operator concentration, indebtedness and guarantees, hedging, competition, claims and legal proceedings against Wheaton or the Mining Operations, security over underlying assets, governmental regulations, international operations of Wheaton and the Mining Operations, exploration, development, operations, expansions and improvements at the Mining Operations, environmental regulations, climate change, Wheaton and the Mining Operations ability to obtain and maintain necessary licenses, permits, approvals and rulings, Wheaton and the Mining Operations ability to comply with applicable laws, regulations and permitting requirements, lack of suitable supplies, infrastructure and employees to support the Mining Operations, inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries), uncertainties of title and indigenous rights with respect to the Mining Operations, environmental, social and governance matters, Wheaton and the Mining Operations ability to obtain adequate financing, the Mining Operations ability to complete permitting, construction, development and expansion, global financial conditions, Wheaton's acquisition strategy and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com and Wheaton's Form 40-F for the year ended December 31, 2022 on file with the U.S. Securities and Exchange Commission on EDGAR (the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): the payment of $300 million to Lumina and the satisfaction of each party's obligations in accordance with the terms of the Gold Stream, that there will be no material adverse change in the market price of commodities, that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with the PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic), that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs, that the trading of the Company's common shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE, that the trading of the Company's common shares will not be suspended, and that the net proceeds of sales of common shares, if any, will be used as anticipated, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing CRA audits involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton's application of the CRA Settlement is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence), and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton's Annual Information Form for the year ended December 31, 2022, which was filed on March 31, 2023 and other continuous disclosure documents filed by Wheaton since January 1, 2023, available on SEDAR at www.sedar.com. Wheaton's Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The Company reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements which are governed by, and utilize definitions required by, Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions adopted by the United States Securities and Exchange Commission ("SEC") under the United States Securities Act of 1933, as amended (the "Securities Act") which are applicable to U.S. companies. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted by the SEC. Information contained herein that describes Wheaton's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton's Form 40-F, a copy of which may be obtained from Wheaton or from https://www.sec.gov/edgar.shtml.